UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2012

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces 2012 Second Quarter Results”.

The financial statements tables included in the press release (pages 4-8 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491) and November 5, 2007 (File No. 333-147140).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2012	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor Relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	CCG Investor Relations
Tel: 972-73-229-5833	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@ccgisrael.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES 2012 SECOND QUARTER RESULTS

Rehovot, Israel – July 31, 2012 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2012 second quarter results.

Highlights for the Second Quarter of 2012

•	Quarterly revenues of $27.1 million, up 20% over the first quarter of 2012

•	Blended gross margin of 54%

•	GAAP Net income of $3.7 million, or $0.14 per diluted share

•	Non-GAAP Net income of $5.4 million, or $0.20 per diluted share

•	Positive cash flow from operations of $4.5 million

Management Comments

“Our results during the second quarter exceeded the high end of our revenues and earnings per share guidance,” said Gabi Seligsohn, President and CEO of Nova. “Our ability to outperform the industry during the quarter is attributed to our strong position in the market segments that are experiencing the highest demand, and which are facing the most challenging process yield requirements.

“The need for additional foundry capacity and yield improvement at 28nm continued to drive strong demand for our solutions. Looking ahead, we expect process control to continue to account for a higher share of overall capital expenditures as foundries are planning a move to 20nm, 14nm and beyond, with associated process complexity and yield requirements. We also believe that these manufacturing and development complexities will continue to drive foundry customers towards buying fully configured tools with significant software content.

“We are able to fully capitalize on current demand because we invested aggressively in 28nm technology three years ago and followed with good execution. We have already announced several wins for the more advanced process nodes and enjoy good traction with our recently announced products as well”, Mr. Seligsohn noted. “In addition, during the past several months, we have identified additional areas in which we plan to further invest, in order to remain at the forefront of this dynamic industry. Our strong relationships and track record of execution, combined with a further ramp in research and development expenses during the second half of the year, will position us for future growth, while also remaining solidly profitable.”

2012 Third Quarter Guidance

For the third quarter of 2012, management expects revenues of $23.0-$25.5 million, with operating margins of 3%-10%, and with GAAP diluted earnings per share of $0.02-$0.10.

On a Non-GAAP basis, which excludes adjustments of deferred income tax assets and stock based compensation expenses, management expects diluted earnings per share of $0.04-$0.12 for the third quarter of 2012.

2012 Second Quarter Results

Total revenues for the second quarter of 2012 were $27.1 million, a decrease of 9% relative to the second quarter of 2011, and an increase of 20% relative to the first quarter of 2012.

Gross margin for the second quarter of 2012 was 54%, compared with 58% in the second quarter of 2011 and 56% in the first quarter of 2012.

Operating expenses in the second quarter of 2012 were $9.9 million, compared with $8.2 million in the second quarter of 2011 and $9.3 million in the first quarter of 2012.

On a GAAP basis, the company reported net income of $3.7 million, or $0.14 per diluted share, in the second quarter of 2012. This compares to a net income of $9.2 million, or $0.34 per diluted share, in the second quarter of 2011, and a net income of $2.7 million, or $0.10 per diluted share, in the first quarter of 2012.

On a Non-GAAP basis, which excludes deferred income tax expenses and stock based compensation expenses, the company reported net income of $5.4 million, or $0.20 per diluted share, in the second quarter of 2012. This compares to a net income of $9.4 million, or $0.35 per diluted share, in the second quarter of 2011, and a net income of $4.1 million, or $0.15 per diluted share, in the first quarter of 2012.

Total cash reserves at the end of the second quarter of 2012 were $90.5 million.

The Company will host a conference call today, July 31, 2012, at 9:00am ET. To participate, please dial in the US: 1 877 280 2342; or internationally: +972 3 763 0145 or 1 646 254 3367. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call. In addition, a presentation to accompany the conference call will be available together with a live webcast of the conference call. This will be accessible from a link on Nova’s website at http://ir.nova.co.il/webcast.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for stock-based compensation and deferred income taxes expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 28, 2012. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of June 30,	As of December 31,
	2012	2011

CURRENT ASSETS
Cash and cash equivalents	20,408	18,716
Short-term interest-bearing bank deposits	68,029	66,247
Held to maturity securities	1,549	1,582
Trade accounts receivable	17,520	13,402
Inventories	16,067	9,608
Deferred income tax assets	349	2,500
Other current assets	1,920	1,173
	125,842	113,228
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	545	545
Other long-term assets	314	291
Severance pay funds	3,068	2,885
	3,927	3,721

FIXED ASSETS, NET	6,523	5,998

TOTAL ASSETS	136,292	122,947

CURRENT LIABILITIES
Trade accounts payable	13,212	8,305
Deferred income	4,092	2,172
Other current liabilities	7,556	8,082
	24,860	18,559

LONG-TERM LIABILITIES
Liability for employee severance pay	3,982	3,851
Deferred income	63	611
Other long-term liability	17	20
	4,062	4,482

SHAREHOLDERS' EQUITY	107,370	99,906

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	136,292	122,947

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	June 30, 2012	March 31, 2012	June 30, 2011

REVENUES
Products	22,070	18,767	24,989
Services	4,980	3,835	4,658
	27,050	22,602	29,647

COST OF REVENUES
Products	9,150	7,195	9,698
Services	3,324	2,829	2,833
	12,474	10,024	12,531

GROSS PROFIT	14,576	12,578	17,116

OPERATING EXPENSES
Research and Development expenses, net	5,893	5,581	4,516
Sales and Marketing expenses	3,048	2,881	2,778
General and Administration expenses	972	842	945
	9,913	9,304	8,239

OPERATING PROFIT	4,663	3,274	8,877

INTEREST INCOME, NET	339	409	286

INCOME BEFORE INCOME TAXES	5,002	3,683	9,163

INCOME TAX EXPENSES	1,278	946	--

NET INCOME FOR THE PERIOD	3,724	2,737	9,163

Earnings per share:
Basic	0.14	0.10	0.35
Diluted	0.14	0.10	0.34

Shares used for calculation of earnings per share:
Basic	26,610	26,541	26,250
Diluted	27,299	27,234	27,176

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six months ended
	June 30, 2012	June 30, 2011

REVENUES
Product sales	40,837	48,907
Services	8,815	8,909
	49,652	57,816

COST OF REVENUES
Product sales	16,345	18,896
Services	6,153	5,568
	22,498	24,464

GROSS PROFIT	27,154	33,352

OPERATING EXPENSES
Research & Development expenses, net	11,474	9,483
Sales & Marketing expenses	5,929	5,489
General & Administration expenses	1,814	1,674
	19,217	16,646

OPERATING PROFIT	7,937	16,706

INTEREST INCOME, NET	748	505

INCOME BEFORE INCOME TAXES	8,685	17,211

INCOME TAX EXPENSES	2,224	--

NET INCOME FOR THE PERIOD	6,461	17,211

Net income per share:
Basic	0.24	0.66
Diluted	0.24	0.64

Shares used for calculation of net income per share:
Basic	26,575	26,105
Diluted	27,269	27,014

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	June 30, 2012	March 31, 2012	June 30, 2011
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	3,724	2,737	9,163

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	577	577	377
Amortization of deferred stock-based compensation	409	420	272
Increase (decrease) in liability for employee termination benefits, net	(41)	(10)	203
Deferred income taxes	1,241	910	--
Decrease (increase) in trade accounts receivables	971	(5,089)	(4,835)
Increase in inventories	(3,282)	(3,604)	(2,240)
Increase in other current and long term assets	(122)	(531)	(33)
Increase (decrease) in trade accounts payables and other long-term liabilities	1,170	3,737	(667)
Decrease in other current liabilities	(375)	(241)	(502)
Increase in short and long term deferred income	212	1,160	5,266
Net cash provided by operating activities	4,484	66	7,004

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(10,150)	8,368	(9,426)
Proceeds from (investments in) short-term held to maturity securities	87	(54)	(1,186)
Additions to fixed assets	(679)	(573)	(539)
Net cash provided by (used in) investment activities	(10,742)	7,741	(11,151)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans and exercise of warrants	72	71	225
Net cash provided by financing activities	72	71	225

Increase (decrease) in cash and cash equivalents	(6,186)	7,878	(3,922)
Cash and cash equivalents – beginning of period	26,594	18,716	14,986
Cash and cash equivalents – end of period	20,408	26,594	11,064

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six months ended
	June 30, 2012	June 30, 2011
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	6,461	17,211
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,154	739
Amortization of deferred stock-based compensation	829	538
Increase (decrease) in liability for employee termination benefits, net	(51)	197
Deferred income taxes	2,151	--
Increase in trade accounts receivables	(4,118)	(6,513)
Increase in inventories	(6,886)	(3,509)
Increase in other current and long term assets	(653)	(1,116)
Increase in trade accounts payables and other long term liabilities	4,907	1,996
Increase (decrease) in other current liabilities	(616)	176
Increase in short and long term deferred income	1,372	5,639
Net cash provided by operating activities	4,550	15,358

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(1,782)	(29,729)
Proceeds from (investments in) short-term held to maturity securities	33	(1,186)
Additions to fixed assets	(1,252)	(1,215)
Net cash used in investment activities	(3,001)	(32,130)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	143	2,442
Net cash provided by financing activities	143	2,442

Increase (decrease) in cash and cash equivalents	1,692	(14,330)
Cash and cash equivalents – beginning of period	18,716	25,394
Cash and cash equivalents – end of period	20,408	11,064

DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2012	2011	2011

GAAP Net income for the period	3,724	2,737	9,163

Non-GAAP Adjustments:
Stock based compensation expenses	409	420	272
Deferred income taxes expenses	1,241	910	--

Non-GAAP Net income for the period	5,374	4,067	9,435

Non-GAAP Net income per share:
Basic	0.20	0.15	0.36
Diluted	0.20	0.15	0.35

Shares used for calculation of Non-GAAP net income per share:
Basic	26,610	26,541	26,250
Diluted	27,299	27,234	27,176

	Six months ended
	June 30,	June 30,
	2012	2011

GAAP Net income for the period	6,461	17,211

Non-GAAP Adjustments:
Stock based compensation expenses	829	538
Deferred income taxes expenses	2,151	--

Non-GAAP Net income for the period	9,441	17,749

Non-GAAP Net income per share:
Basic	0.36	0.66
Diluted	0.35	0.64

Shares used for calculation of Non-GAAP net income per share:
Basic	26,575	26,105
Diluted	27,269	27,014